REELHOUSE VR
WHERE DELIVERING CONTENT
IS JUST THE BEGINNING

Liquid Media to Add More Virtual Reality Content to Streaming Platform in Partnership with YDX Innovation

Vancouver, BC – July 30, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce an extension of its partnership with YDX Innovation Corp. (“YDX”) to provide virtual reality (VR) content for Liquid’s Reelhouse streaming platform.

“We believe Reelhouse is in a unique position to be one of the main streaming platforms for VR films and experiences, direct to consumers,” said Daniel Japiassu, CEO of YDX Innovation. “Right now, access to VR films is mostly done in location-based centers or at film festivals like Venice, Cannes or TIFF. YDX is immersed in the VR community, and can provide great content to Reelhouse VR. We see this as an opportunity to strengthen our relationship with Liquid, a company that we love to work with, while bringing innovative stories to audiences.”

An established Liquid collaborator and pioneer in the VR space, YDX will bring their expertise to content selection and creation, to develop a growing pipeline of VR films and experiences for Reelhouse VR.  Through the expanded partnership, and using many of the most popular headsets, Liquid expects to make a growing selection of VR films available for consumers to experience. An early pioneer in bringing VR films to streaming platforms, Reelhouse VR is well positioned to deliver great content to a global audience in the face of increasing demand.

“Expanding our content offering is of central importance as we continue to advance our streaming platform, and we want to meet people where they live. Beyond the immediate excitement around bringing engaging content to the market, we see VR playing a larger role as consumers demand better and more diverse content to consume from home,” said Joshua Jackson, Chairman of Liquid. “Daniel and the entire YDX team are proven partners, and we look forward to building a robust pipeline of best-in-class VR.”

The global VR market is expected to reach USD$61 billion by 2027, driven in large part by adoption into more traditional entertainment venues such as theaters, and due to increasing use across gaming and esports. Enterprise adoption remains a principal factor, reinforcing familiarity with the technology. Facebook, the market leader in VR headsets, recently announced a ramp up of its Oculus VR headsets by up to 50% this year, on the back of surging revenue associated with Oculus and Portal devices. With an estimated one-third of the world’s population subject to some form of lockdown, historical barriers to entry for consumers are being removed.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media, Entertainment, VR/AR expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co

About YDX Innovation

YDX Innovation Corp. (TSX-V: YDX) is a technology company that develops products and services and is an expert in immersive technologies like augmented and virtual reality, esports events and interactive exhibitions under the following four divisions:

Arkave VR Arena - a gaming platform that brings the most immersive virtual reality experience to location-based venues with a highly scalable business model. Developed as an all-in-one gamers haven featuring state-of-the-art free-room tech right down to the most nostalgic gaming systems.

YDreams Global - has developed over 1,300 interactive experiences for clients all over the world such as Disney, NBA, Adidas, Cisco, Nokia, Nike, Mercedes-Benz, Coca-Cola, Santander, AmBev, Qualcomm, Unilever, City of Rio and Fiat.

BEAT Gaming - founded in 2011, BEAT Gaming is an experienced Canadian esports company that has organized internationally recognized events such as the Dota 2, Overwatch and PUBG BEAT Invitational. Since its creation, BEAT has organized over 30 professional and semi-pro esports events, which have reached over 40-million views globally.

Purple Mage Advisors (PMA) – a research and data analysis firm that specializes in player recruitment and development in the gaming industry. PMA helps esports and gaming companies with industry reports, player recruitment, player training, data analysis and relevant statistical reporting.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.